Filed by Rotor Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Rotor Acquisition Corp.

Commission File No. 001-39897

Sarcos Robotics and Rotor Acquisition Corp. Announce Board of Director

Nominees for Post-Merger Public Company

New board to be comprised of industry experts from a variety of industries covering the technology, software, manufacturing, aerospace, and defense sectors.

Director nominees include the VP Operations at Apple Priya Balasubramaniam; former CEO of Credit Suisse USA, and CEO of Rotor Acquisition Corp. Brian Finn; former Microsoft CFO Peter Klein; VP of Operations Technology and Innovation at Delta Air Lines Matt Muta; former USSOCOM Commander Admiral (Ret) Eric Olson; former VP of The Boeing Company Laura Peterson; former Nextel CEO and Sotheby's CFO Dennis Weibling; and Sarcos CEO Ben Wolff.

SALT LAKE CITY and NEW YORK – April 21, 2021 – Sarcos Robotics (“Sarcos”), a leader in the development of robots that augment humans to enhance productivity and safety, and Rotor Acquisition Corp. (NYSE: ROT.U, ROT, and ROT WS) (“Rotor”), a publicly-traded special purpose acquisition company, today announced the nominees for the board of directors of the combined company. The director nominees have extensive experience both in the industries that Sarcos intends to serve as well as in the production and delivery of complex hardware and software solution. The pending merger between Sarcos and Rotor is expected to close in Q3 2021, with the combined company’s common stock expected to trade on Nasdaq under the ticker symbol STRC.

Sarcos Chairman and Chief Executive Officer Ben Wolff would continue to lead the new board of directors. Joining Wolff on the combined company’s board of directors after closing would be:

Priya Balasubramaniam

Vice President, Operations, Apple

Ms. Balasubramaniam is a very experienced executive with nearly 20 years of experience in a range of senior Procurement and Operations roles at Apple. She currently oversees all Core Technologies Operations and iPhone Operations for the company.

Ms. Balasubramaniam holds a Bachelor’s in Mechanical Engineering from Bangalore University and an MBA from Michigan State University.

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Brian Finn

Chief Executive Officer of Rotor and former CEO of Credit Suisse USA

Mr. Finn is a 35+-year veteran of the financial services industry. In addition to his role as CEO of Rotor, Finn serves as Chairman of Covr Financial Technologies, an Investment Partner at Nyca Partners, Chairman of Star Mountain Capital, and a member of the boards of directors of Scotts Miracle-Gro and Owl Rock Capital, along with several early-stage companies.

Mr. Finn also served in a variety of roles for Credit Suisse, including as CEO of Credit Suisse USA and Chairman and Head of Alternative Investments.

Peter Klein

Former Chief Financial Officer of Microsoft

Mr. Klein served as CFO of Microsoft for four years, from 2009 through 2013. He began at Microsoft in 2002 and served as the CFO of several business units within the company prior to becoming the company CFO.

He currently serves on the board of directors of Accolade, Inc., Denali Therapeutics, and F5 Networks.

Mr. Klein holds a Bachelor’s degree from Yale University and an MBA from the University of Washington.

Matthew Shigenobu Muta

Vice President, Innovation of Delta Air Lines

Mr. Muta has over 30 years of experience with roles in Leadership, Emerging Technologies, Envisioning, and Innovation.

Mr. Muta oversees an organization within Delta that drives innovation through exploration, rapid prototyping, envisioning and the development or investment in new technology.

Prior to Delta, Mr. Muta served as Global Managing Director for Hospitality and Travel for Microsoft. He has served on and advised on various boards over the years.

Mr. Muta holds a Bachelor’s in Communications from Boise State University.

Admiral (Ret) Eric Olson,

Former Commander of U.S. Special Operations Command

Retired Admiral Eric Olson served in the U.S. Navy and special operations forces for 38 years. He was Commander of U.S. Special Operations Command (USSOCOM) from 2007 through 2011 and Deputy Commander from 2003 through 2007. He currently leads a consulting company that supports several public and private corporations and non-profit organizations.

Admiral Olson serves on the board of directors of Under Armour and Iridium Communications and is an Adjunct Faculty Member at Columbia University’s School of International and Public Affairs. He is a graduate of the U.S. Naval Academy and Naval Postgraduate School.

Laura Peterson,

Former Vice President of The Boeing Company

Ms. Peterson’s experience spans the industrial, technology, transportation, and logistics sectors.

Ms. Peterson served as Vice President, China Business Development, for Boeing Commercial Airplanes from 2012 to 2016. From 1994 to 2012, she held a series of executive roles at Boeing in aircraft sales, international business development, government relations, and homeland security. She currently serves on the board of directors of Air Transport Services Group.

Peterson holds a B.S. in Industrial Engineering from Stanford University and an MBA from The Wharton School.

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Dennis Weibling,

Managing Director of Rally Capital

Mr. Weibling is Managing Director of Rally Capital, a private equity firm based in Kirkland, Washington, which primarily invests in telecommunications companies.

Mr. Weibling previously served on Sotheby’s board of directors and as Chairman of the audit and finance committees. He served as interim CFO at Sotheby’s until March 2016. Mr. Weibling also served as CEO of Nextel Communications and was on the board of directors for Nextel.

Ben Wolff,

Sarcos Chairman and CEO

Mr. Wolff serves as the Chairman, CEO, President and is the largest shareholder of Sarcos Robotics.

Previously Mr. Wolff served as CEO, President, and Chairman at Pendrell Corporation, co-founder and co-chairman of Clearwire Corporation, and as President of Eagle River Investments, a telecom, and technology investment fund. Additionally, Mr. Wolff served as a director of the Cellular Telecommunications Industry Association (CTIA) and is currently a member of the board of directors for Globalstar.

Mr. Wolff earned his law degree from Northwestern School of Law, Lewis & Clark College in Portland, Oregon in 1994, and his Bachelor of Science degree from California Polytechnic State University in 1991.

In addition to these directors, Sarcos will also continue to benefit from the insights and guidance from its Strategic Advisory Board comprised of former United States Air Force, Army, and Navy general and flag officers and public safety leaders. Sarcos also has strong engagement and support from other key strategic partners and potential customers, including several Fortune 100 companies, many of whom have participated in Sarcos’ Exoskeleton Technical Advisory Group (X-TAG), which was created to advance the development of powered, full-body exoskeletons for the global industrial workforce.

“Sarcos is laser-focused on revolutionizing the workforce of the future through the deployment of our next-generation highly dexterous mobile industrial robotic systems,” said Wolff. “We’ve been honored to be aligned with some of the top companies and executives in their respective industries over the years, including many Fortune 500 companies. Our board of directors will undoubtedly provide us with a wealth of knowledge and experience that will help us to further our robotics product roadmap, expand our relationships across industries, and ultimately have a profound impact on the global workforce.”

“Both Rotor and Sarcos believe that people — employees, partners, and vendors — are the key to our success,” said Stefan M. Selig, Chairman of Rotor. “We’ve assembled a group of world-class individuals with varied experience that will be an exceptional resource for the Sarcos team going forward.”

Sarcos expects to commercially release its award-winning Guardian® XO® full-body, battery-powered wearable industrial exoskeleton robot in mid-2022, followed later in the year by its Guardian® XT™ highly dexterous force feedback industrial teleoperated robot. The Guardian XO and Guardian XT robots are expected to join Sarcos’ versatile multi-purpose inspection robot, the Guardian® S robot, in its commercial lineup, with the aim of delivering a full suite of robots capable of performing physically demanding work that requires human-like skill, dexterity, and range of motion. For more information about Sarcos products, please visit www.sarcos.com.

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About Sarcos Robotics

Sarcos Robotics is a leader in industrial robotic systems that augment human performance by combining human intelligence, instinct, and judgment with the strength, endurance, and precision of machines to enhance employee safety and productivity. Leveraging more than 30 years of research and development, Sarcos’ mobile robotic systems, including the Guardian® S, Guardian® GT, and Guardian® XO®, are revolutionizing the future of work wherever physically demanding work is done. Sarcos is based in Salt Lake City, Utah, and backed by Caterpillar Venture Capital Inc., Delta Air Lines, GE Ventures, Microsoft, and Schlumberger. For more information, please visit www.sarcos.com.

About Rotor Acquisition Corp.

With approximately 100 years of combined experience in investing and managing capital across markets and industries, structuring transactions, and building businesses and led by Chief Executive Officer Brian Finn, Chairman of the Board Stefan M. Selig, and Director John D. Howard, Rotor Acquisition Corp. is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with potential target companies with certain industry and business characteristics within the areas of disruptive consumer and industrial technologies. For more information, please visit www.rotoracquisition.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Rotor’s and Sarcos’ expectations or predictions of future financial or business performance or conditions, Sarcos’ product roadmap, including the expected timing of new product releases, Sarcos’ plans to expand its product availability globally, the expected composition of the management team and board of directors following the transaction, contributions of the director nominees, members of Sarcos’ strategic advisory board, employees, partners and vendors, the expected use of capital following the transaction, including Sarcos’ ability to accomplish the initiatives outlined above, and the expected timing of the closing of the transaction. Forward-looking statements are inherently subject to risks, uncertainties, and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events, or results of operations, are forward-looking statements. These statements may be preceded by, followed by, or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates,” “intends” or “continue” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in the section of Rotor’s Form S-1 titled “Risk Factors,” which was filed with the SEC on December 18, 2020. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are based on Rotor’s or Sarcos’ management’s current expectations and beliefs, as well as a number of assumptions concerning future events. However, there can be no assurance that the events, results, or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and neither Rotor nor Sarcos is under any obligation and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which Rotor has filed or will file from time to time with the SEC.

In addition to factors previously disclosed in Rotor’s reports filed with the SEC, including Rotor’s most recent reports on Form 8-K and all attachments thereto, which are available, free of charge, at the SEC’s website at www.sec.gov, and those identified elsewhere in this press release, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: risks and uncertainties related to the inability of the parties to successfully or timely consummate the merger, including the risk that any required regulatory approvals or stockholder approvals of Rotor or Sarcos are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the merger is not obtained, failure to realize the anticipated benefits of the merger, risks related to Sarcos’ ability to execute on its business strategy, attract and retain users, develop new offerings, enhance existing offerings, compete effectively, and manage growth and costs, the duration and global impact of COVID-19, the possibility that Rotor or Sarcos may be adversely affected by other economic, business and/or competitive factors, the number of redemption requests made by Rotor’s public stockholders, the ability of the combined company to meet Nasdaq’s listing standards (or the standards of any other securities exchange on which securities of the public entity are listed) following the merger, the inability to complete the private placement of common stock of Rotor to certain institutional accredited investors, the risk that the announcement and consummation of the transaction disrupts Sarcos’ current plans and operations, costs related to the transaction, changes in applicable laws or regulations, the outcome of any legal proceedings that may be instituted against Rotor, Sarcos, or any of their respective directors or officers, following the announcement of the transaction, the ability of Rotor or the combined company to issue equity or equity-linked securities in connection with the proposed merger or in the future, the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments; and those factors discussed in documents of Rotor filed, or to be filed, with SEC.

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Additional factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements can be found in Rotor’s most recent reports on Form 8-K, which are available, free of charge, at the SEC’s website at www.sec.gov, and will also be provided in Rotor’s proxy statement, when available. Any financial projections in this press release are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Rotor’s and Sarcos’ control. While all projections are necessarily speculative, Rotor and Sarcos believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this press release should not be regarded as an indication that Rotor and Sarcos, or their representatives, considered or consider the projections to be a reliable prediction of future events.

Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts, and may not reflect actual results.

This press release is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Rotor and is not intended to form the basis of an investment decision in Rotor. All subsequent written and oral forward-looking statements concerning Rotor and Sarcos, the proposed transaction, or other matters and attributable to Rotor and Sarcos or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

No Offer or Solicitation

This press release does not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction. This press release also does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor will there be any sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Rotor, Sarcos and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Rotor, in favor of the approval of the merger. Information regarding Rotor’s directors and executive officers is contained in the section of Rotor’s Form S-1 titled “Management,” which was filed with the SEC on December 18, 2020. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

Press Contacts:

Sarcos Robotics

Kristi Martindale

801-419-0438

pr@sarcos.com

ir@sarcos.com

Rotor Acquisition Corp.

Stefan Selig

347-396-1377

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Sarcos Disclosure Channels to Disseminate Information

Sarcos and Rotor investors and others should note that we announce material information to the public about our company, products and services, and other issues through a variety of means, including Sarcos’ website, press releases, blogs and social media and Rotor’s SEC filings, in order to achieve broad, non-exclusionary distribution of information to the public. We intend to use the Sarcos website as a means of disclosing information about Sarcos and its products and for complying with the disclosure obligations under Regulation FD. The information we post through these social media channels may be deemed material. Accordingly, we encourage investors and others to monitor these social media channels in addition to following our press releases, SEC filings and public conference calls and webcasts. The social media channels that we intend to use as a means of disclosing the information described here may be updated from time to time as listed on our investor relations webpage.

Additional Information about the Merger and Where to Find It

This press release relates to the proposed merger involving Rotor and Sarcos. Rotor intends to file a proxy statement with the SEC, and each party will file other documents with the SEC regarding the proposed transaction. A definitive proxy statement will also be sent to the stockholders of Rotor, seeking any required stockholder approvals. Before making any voting or investment decision, investors and security holders of Rotor and Sarcos are urged to carefully read the entire proxy statement, when it becomes available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by Rotor with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge from Rotor upon written request to Rotor Acquisition Corp., The Chrysler Building, 405 Lexington Avenue, New York, New York 10174.

Rotor, Sarcos and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Rotor, in favor of the approval of the merger. Information regarding Rotor’s directors and executive officers is contained in the section of Rotor’s Form S-1 titled “Management”, which was filed with the SEC on December 18, 2020. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Rotor’s and Sarcos’ expectations or predictions of future financial or business performance or conditions, Sarcos’ product roadmap, including the expected timing of new product releases, Sarcos’ plans to expand its product availability globally, the expected composition of the management team and board of directors following the transaction, contributions of the director nominees, members of Sarcos’ strategic advisory board, employees, partners and vendors, the expected use of capital following the transaction, including Sarcos’ ability to accomplish the initiatives outlined above, and the expected timing of the closing of the transaction. Forward-looking statements are inherently subject to risks, uncertainties, and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events, or results of operations, are forward-looking statements. These statements may be preceded by, followed by, or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates,” “intends” or “continue” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in the section of Rotor’s Form S-1 titled “Risk Factors,” which was filed with the SEC on December 18, 2020. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are based on Rotor’s or Sarcos’ management’s current expectations and beliefs, as well as a number of assumptions concerning future events. However, there can be no assurance that the events, results, or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and neither Rotor nor Sarcos is under any obligation and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which Rotor has filed or will file from time to time with the SEC.

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In addition to factors previously disclosed in Rotor’s reports filed with the SEC, including Rotor’s most recent reports on Form 8-K and all attachments thereto, which are available, free of charge, at the SEC’s website at www.sec.gov, and those identified elsewhere in this press release, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: risks and uncertainties related to the inability of the parties to successfully or timely consummate the merger, including the risk that any required regulatory approvals or stockholder approvals of Rotor or Sarcos are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the merger is not obtained, failure to realize the anticipated benefits of the merger, risks related to Sarcos’ ability to execute on its business strategy, attract and retain users, develop new offerings, enhance existing offerings, compete effectively, and manage growth and costs, the duration and global impact of COVID-19, the possibility that Rotor or Sarcos may be adversely affected by other economic, business and/or competitive factors, the number of redemption requests made by Rotor’s public stockholders, the ability of the combined company to meet Nasdaq’s listing standards (or the standards of any other securities exchange on which securities of the public entity are listed) following the merger, the inability to complete the private placement of common stock of Rotor to certain institutional accredited investors, the risk that the announcement and consummation of the transaction disrupts Sarcos’ current plans and operations, costs related to the transaction, changes in applicable laws or regulations, the outcome of any legal proceedings that may be instituted against Rotor, Sarcos, or any of their respective directors or officers, following the announcement of the transaction, the ability of Rotor or the combined company to issue equity or equity-linked securities in connection with the proposed merger or in the future, the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments; and those factors discussed in documents of Rotor filed, or to be filed, with SEC.

Additional factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements can be found in Rotor’s most recent reports on Form 8-K, which are available, free of charge, at the SEC’s website at www.sec.gov, and will also be provided in Rotor’s proxy statement, when available. Any financial projections in this press release are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Rotor’s and Sarcos’ control. While all projections are necessarily speculative, Rotor and Sarcos believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this press release should not be regarded as an indication that Rotor and Sarcos, or their representatives, considered or consider the projections to be a reliable prediction of future events.

Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts, and may not reflect actual results.

This press release is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Rotor and is not intended to form the basis of an investment decision in Rotor. All subsequent written and oral forward-looking statements concerning Rotor and Sarcos, the proposed transaction, or other matters and attributable to Rotor and Sarcos or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

No Offer or Solicitation

This press release does not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction. This press release also does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor will there be any sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Rotor, Sarcos and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Rotor, in favor of the approval of the merger. Information regarding Rotor’s directors and executive officers is contained in the section of Rotor’s Form S-1 titled “Management,” which was filed with the SEC on December 18, 2020. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

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